

06016670



RECEIVED

2006 SEP -8 P 12:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

By Airmail

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

30th August, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 23rd August 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 30th August 2006, confirming that Eminence Capital, LLC has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 25th August 2006, held 24,435,000 shares, being 3.07%, of the shares in issue.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED

SEP 1 1 2006

THOMSON
FINANCIAL

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231



VIA PR NEWSWIRE DISCLOSE

ER 06/74

Company Announcements Office,
London Stock Exchange.

30th August, 2006.

EMI GROUP PLC
Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Eminence Capital, LLC, in a letter dated and received by email after the close of business on 29th August 2006, that it has increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 25th August 2006, held 24,435,000 shares, being 3.07% of the shares in issue.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231